Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Digi Power X Inc.

218 NW 24th Street, 2nd Floor

Miami, Florida, 33127

Item 2	Date of Material Change

November 3, 2025

Item 3	News Release

The press release attached as Schedule “A” was released on November 3, 2025 through an approved Canadian newswire service.

Item 4	Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5	Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Inquiries in respect of the material change referred to herein may be made to:

Michel Amar, Chief Executive Officer

T: 1-818-280-9758

E: michel@digihostblockchain.com

Item 9	Date of Report

November 3, 2025

SCHEDULE “A”

Digi Power X Strengthens Balance Sheet to Support 2026 AI Infrastructure Development Plan

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated May 30, 2025 to its short form base shelf prospectus dated May 15, 2025.

Miami, FL – November 3, 2025 – Digi Power X Inc. (“Digi Power X” or the “Company”) (Nasdaq: DGXX / TSXV: DGX), an innovative energy infrastructure company, today announced a significant strengthening of its balance sheet and liquidity position to support its 2026 AI infrastructure development and is also pleased to provide unaudited comparative production results for the month ended October 31, 2025, combined with an operations update. All monetary references are expressed in U.S. dollars unless otherwise indicated.

Strong Balance Sheet with Liquidity to Fund Growth

●	The Company held cash, Bitcoin (“BTC”), Ethereum (“ETH”) and cash deposits of approximately $85 million as of October 31, 2025, as compared to $29 million on September 30, 2025 (based on a BTC price of $109,600 as of October 31, 2025, and $113,300 as of September 30, 2025, per CoinMarketCap, and an ETH price of $3,800 as of October 31, 2025, and $4,160 as of September 30, 2025, per CoinMarketCap). This robust liquidity positions Digi Power X to accelerate the rollout of its 2026 AI infrastructure development plan, which includes the planned deployment of high-efficiency Tier III AI data centers and expansion of the Company’s critical power capacity across multiple U.S. sites.

●	Digi Power X expanded its inventory of BTC from approximately 100 BTC as of September 30, 2025, to 112 BTC as of October 31, 2025, representing an increase of 12% over the previous month, through its mining activities (as described in more detail below).

●	Digi Power X held approximately 1,000 ETH as of October 31, 2025, with a fair market value of approximately $3.8 million (based on an ETH price of $3,800 as of October 31, 2025 per CoinMarketCap), as compared to a fair market value of approximately $4.2 million as of September 30, 2025 (based on an ETH price of $4,160 as of September 30, 2025 per CoinMarketCap). The Company’s ETH position is currently staked to generate an annualized return of roughly 3% in rewards. This yield provides an additional recurring revenue stream while maintaining exposure to ETH’s long-term appreciation potential.

●	The value of BTC produced at the Company’s facilities between its self-mining and colocation agreements and energy sales was approximately $3.4 million on October 31, 2025 (based on a BTC price of $109,600 as of October 31, 2025, per CoinMarketCap).

●	Miners running at the Company’s facilities produced approximately 25 BTC during the month between self-mining and colocation agreements, representing an approximate value of $2.7 million (based on a BTC price of $109,600 as of October 31, 2025, per CoinMarketCap).

●	The Company invested approximately $8.6 million year-to-date in capital expenditures and data center infrastructure support equipment, including approximately $2.8 million in October.

Development of Retail Compute Platform

The Company continues to develop its retail compute platform, NeoCloudz, expected to launch in January 2026. Built on a Supermicro enterprise-grade backbone, NeoCloudz will be designed to provide developers, startups and enterprises with on-demand access to GPU compute through a modern, consumer-grade interface. The platform will leverage Digi Power X’s Tier III infrastructure, high-efficiency liquid cooling and low-latency networking architecture to deliver scalable, high-performance AI and HPC capabilities to users worldwide.

ARMS 200 Platform

The Company also expects to begin implementing its ARMS 200 (AI-Ready Modular Solution) platform in January 2026 across its Tier III facilities. This deployment will be the next stage in Digi Power X’s AI transformation strategy, enabling rapid, scalable AI compute infrastructure at each operational site.

AI Transition Plan for Existing Power Assets

As part of its ongoing transition from cryptocurrency mining to AI-driven infrastructure, Digi Power X has established a phased deployment plan across its existing power assets. This strategic roadmap reflects the Company’s disciplined approach to scaling Tier III AI data center capacity while optimizing energy efficiency and returns. The following is an anticipated roadmap of the Company’s power asset allocation towards AI-driven projects:

●	Q1 2026: 5 MW

●	Q2 2026: 15 MW

●	Q3 2026: 30 MW

●	Q4 2026: Total of 55 MW, with 40 MW critical load capacity

The Company currently has the following power available through its dedicated infrastructure:

●	Alabama site: 55 MW

●	New York sites: 141.7 MW

●	Total available power today: 196.7 MW

●	North Carolina (anticipated availability by 2028): 200 MW

Looking ahead to 2027, the Company is targeting a total operational capacity of 195 MW, including 140 MW of critical AI compute infrastructure. That planned expansion underscores Digi Power X’s commitment to becoming a leading provider of high-density, AI-optimized Tier III data center capacity in North America.

About Digi Power X

Digi Power X is an innovative energy infrastructure company that develops Tier III-certified modular AI data centers and drives the expansion of sustainable energy assets.

For further information, please contact:

Michel Amar, Chief Executive Officer

Digi Power X Inc.

www.digipowerx.com

Investor Relations

T: 888-474-9222

Email: IR@digihostpower.com

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Except for the statements of historical fact, this news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. Forward-looking information in this news release includes information about the Company’s expectations concerning the potential further improvements to profitability and efficiency across the Company’s operations, including, as a result of the Company’s expansion efforts, potential for the Company’s long-term growth and clean energy strategy, and the business goals and objectives of the Company. Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to: delivery of equipment and implementation of systems may not occur on the timelines anticipated by the Company or at all; future capital needs and uncertainty of additional financing; share dilution resulting from equity issuances; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; effects on Bitcoin prices as a result of the most recent Bitcoin halving; development of additional facilities and installation of infrastructure to expand operations may not be completed on the timelines anticipated by the Company, or at all; ability to access additional power from the local power grid and realize the potential of the clean energy strategy on terms which are economic or at all; a decrease in cryptocurrency pricing, volume of transaction activity or generally, the profitability of cryptocurrency mining; further improvements to profitability and efficiency may not be realized; development of additional facilities to expand operations may not be completed on the timelines anticipated by the Company; ability to access additional power from the local power grid; an increase in natural gas prices may negatively affect the profitability of the Company’s power plant; the digital currency market; the Company’s ability to successfully mine digital currency on the cloud; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company’s operations; the volatility of digital currency prices; and other related risks as more fully set out in the Annual Information Form of the Company and other documents disclosed under the Company’s filings at www.sedarplus.ca and www.SEC.gov/EDGAR. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about, among other things, the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company’s assets going forward; the Company’s ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies on the cloud will be consistent with historical prices; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the negative impact of regulatory changes in the energy regimes in the jurisdictions in which the Company operates; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company’s normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainties therein. The Company undertakes no obligation to revise or update any forward-looking information other than as required by applicable law.

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